Contract Research Agreement

This Contract Research Agreement (“Agreement”) is made effective this 15th day of November, 1998, by and between the Board of Governors of the University of Alberta on behalf of the Noujaim Institute for Pharmaceutical Oncology Research, (the “Institute”), Faculty for Pharmacy and Pharmaceutical Sciences, University of Alberta (the “University”), of the first part, and Noustar Technologies Inc., and Somagen Diagnostics Inc., collectively, of the second part, (“the Joint Venture”).

The University shall provide contract services, including the services of Dr. Gerry Miller as a research principal investigator, to the Joint Venture for up to two (2) years commencing November 15, 1998 and terminating, on November 14,2000.

2.
The contract services are to be rendered in evaluating and establishing proof of concept for the Joint Venture’s presently envisioned program as stipulated in Schedule “A” hereto (the “Project”). The detailed nature of the contract services and the specific time and length of consultation within the contract period under this Agreement will be determined to the mutual satisfaction of Dr. Len Wiebe, Director and Project Manager, the University’s representative, and Dr. Antoine Noujaim and Roland Person, the Joint Venture’s representatives. The University will keep appropriate records of the work and findings, and will submit to the Joint Venture copies of these records and/or appropriate reports every six (6) months during the term hereof The Joint Venture will evaluate the work performed hereunder every six (6) months. In the event the Joint Venture decides not to continue with the project described herein, the Joint Venture shall obtain a refund of the money paid for the remainder of the months left in the term after all reasonable costs have been covered, and the project shall be terminated. A final report will be supplied, if requested. The University agrees to make Dr. Len Wiebe and Dr. Gerry Miller available, if requested, for monthly meetings to review the progress of all work under this Agreement.

3.
The amount paid for contract services under this Agreement shall not exceed One Hundred Twenty Thousand Dollars ($120,000) per annum (the “Contract Amount”), payable in equal quarterly instalments of Thirty Thousand Dollars ($30,000): From this amount, Dr. Len Wiebe and/or his laboratory will be paid to support the equipment, pre-approved capital expenses, professional expenses and one or more research assistants in the performance of services on the Joint Venture’s behalf under this Agreement. The parties agree that 15% of the total Contract Amount shall be allocated to overhead costs of the Project incurred by the University. The University agrees to rebate 7.5% of the total Contract Amount allocated to overhead costs of the Project to the Institute for use in the Project in each year of the term hereof No amount of overhead costs or expenses are to be paid by the Joint Venture. The University shall obtain prior written approval from the Joint Venture before incurring any unusual or extraordinary expense. Compensation under this Agreement will be made upon submission of an invoice submitted by the University for each fiscal quarter during the term of the Agreement and paid in installments of Twenty Five Thousand Dollars ($25,000) in advance at the beginning of each quarter. A detailed financial statement of expenses incurred will be provided to the Joint Venture at November 30 and May 31 of each year of the term of this Agreement. The parties agree that before each quarterly payment is made, the University shall have achieved the predetermined contract services which were agreed upon at the beginning of the fiscal quarter.

The Joint Venture also agrees to pay the University of Alberta a one percent (1%) royalty on any net sales realized from any product derived from the technology developed or proved under this Agreement.

The fees specified above are the total fees and charges for the services and will not be, increased during the term of this Agreement except as the parties may agree in writing.

4.
The parties agree that Dr. Gerry Miller is essential to the contract services offered pursuant to this Agreement and should Dr. Gerry Miller no longer be active on account for whatever reason, the Joint Venture shall have the right to terminate this Agreement on thirty (30) days written notice.

5.
When required by the Joint Venture, the parties shall in good faith negotiate Supplemental Statements of Work (“Supplements”), each of which upon signing by all the parties shall be deemed a part of this Agreement. Supplements, which shall be entered into as requested by the Joint Venture, shall substantially conform to the provisions of the present agreement.

6.
The University shall provide reasonable assistance to the Joint Venture to facilitate the Joint Venture’s testing, and evaluation of all work product developed under the Statement of Work or Supplements (i) against previously prepared specifications and (ii) for systems integration (“Acceptance Testing”). Acceptance Testing shall be commenced within a reasonable period after delivery and shall be deemed accepted when it has operated in conformity with specifications (“Acceptance”).

7.
Any information and data developed by the University conducting the work described in the Project during the performance of this Agreement shall become the sole property of the Joint Venture and shall, if requested, be promptly delivered to the Joint Venture. The University agrees that the Joint Venture shall have the full and unlimited right to use and to disclose for possible use by others any information and data furnished by the University under this Agreement without compensation to the University beyond that specifically provided under this Agreement.

8.
Should the University or one of the University’s agents or employees become an inventor (whether sole or joint with others) of any patentable invention during and/or as a result of the performance of services under this Agreement, the University agrees promptly to disclose and assign the invention to the Joint Venture and to assist the Joint Venture in every proper way to obtain for the Joint Venture’s benefit patents for such inventions in any and all countries. Any such inventions are to be and remain the sole and exclusive property of the Joint Venture or its nominees, whether patented or not. The Joint Venture agrees to pay the costs of protecting any such invention.

9.	The University agrees that no student of the University shall work on the Research Project contemplated by this Agreement, nor perform any services to be performed by the University pursuant hereto.

10.
The University agrees that the Joint Venture is the owner of all tight, title and interest in all inventions arising under this Agreement in the performance of the Project work, including any modifications and improvements; all files; all documentation and results generated under this contract; and files, all media upon which any such inventions or information are recorded, e.g. files and documentation (stored on a designated zip disc) and all related material that are used by, developed for, or paid for by, the Joint Venture in connection with the Project.

11.
The University agrees that all patents and other proprietary rights in the subject matter of this Agreement, files, documentation, and related materials that are paid for by the Joint Venture or developed by the University in connection with this Agreement are owned by the Joint Venture and the University hereby assigns to the Joint Venture all right, title and interest in such patents and other proprietary rights. The Joint Venture shall have unrestricted access to the designated computer media containing the Joint Venture data from time to time in connection with the performance of the contract services. The University, at the request of the Joint Venture promptly shall deliver to the Joint Venture all files, media, documentation and related materials, concerning, any services provided by the University before or after the date of this Agreement.

12.
Either party, upon giving written notice to the other party, may terminate this Agreement: (A) if the other party or its employees, consultants or other agents violate any provision of this Agreement; or (B) if at any time after the commencement of the contract services, the Joint Venture in its reasonable judgment determines that such contract services are inadequate, unsatisfactory, or substantially nonconforming, to the specifications, descriptions, warranties or representations contained herein and the problem is not remedied within thirty (30) days of the University’s receipt of written notice describing the problem. In the event this Agreement is terminated, the Joint Venture shall be given a refund by the University of the unused portion of the fees paid in advance, if any, and after deduction of all reasonable wind down costs.

13.
Each party agrees not to use, disclose, sell, license, publish, reproduce or otherwise, make available the Confidential Information of the other party except and only to the extent necessary to perform under this Agreement. Each party agrees to secure and protect the other party’s Confidential Information in a manner consistent with the maintenance of the other party’s confidential and proprietary rights in the information and to take appropriate action by instruction or agreement with its employees, consultants or other agents who are permitted access to the other party’s Confidential Information to satisfy its obligations under this Section.

“Confidential Information” means a party’s information, not generally known by non-party personnel, used by the party and which is proprietary to the party or the disclosure of which would be detrimental to the party. Confidential Information includes, but is not limited to, the following types of information (whether or not reduced to writing or designated as confidential):

a)	work product resulting from or related to contract services performed under this Agreement;

b)	a party’s computer software, including documentation;

c)	a party’s internal personnel, financial, marketing and other business information and manner and method of conducting business;

d)	a party’s strategic operations and other business plans and forecasts; and

e)	confidential information provided by or regarding a party’s employees, customers, vendors and other contractors.

All of the University’s employees or agents who perform services for the Joint Venture shall sign a confidentiality agreement in a form approved by the Joint Venture and the University.

14.
Each of the University and the Joint Venture may disclose Confidential Information to the other to facilitate the Research Project. Each party will use all reasonable efforts to treat and keep confidential and cause its officers and servants to treat and keep confidential any such information received by it from the other deemed confidential including Confidential Information. The University will use all reasonable efforts to treat and keep confidential, and cause its officers and servants to treat and keep confidential, the Research Results communicated to the Joint Venture. Such reasonable efforts will be no less than the efforts used by the receiving party to protect its own Confidential Information. Any such information will be disclosed within the receiving party on a “need to know” basis.

The obligation to keep confidential shall however not apply to information which:

a)	was in recipient’s possession before receipt from discloser;

b)	is or becomes a matter of public knowledge through no fault of recipient;

c)	is rightfully received by recipient from a third party without a duty of confidentiality;

d)	is disclosed by discloser to a third party without a duty of confidentiality on the third party;

e)
is made subject to an order by judicial or administrative process requiring recipient to disclose any or all of the information, provided recipient shall promptly notify discloser allowing some reasonable time to oppose such process, before disclosure occurs; or

f)	is disclosed by recipient with discloser’s prior written approval.

15.	The Joint Venture shall not utilize the name of the University in conjunction with the Joint Venture’s use or exploitation of the Research Results without prior approval.

16.
This Agreement and records produced in its performance contain information that would reveal trade secrets of the Joint Venture or commercial, financial, scientific or technical information of the Joint Venture that is supplied in confidence the disclosure of which could reasonably be expected to either:

a)	harm significantly the competitive position or interfere significantly with the negotiating position of the Joint Venture;

b)	result in similar information no longer being supplied to the University when it is in the public interest that similar information continue to be supplied; or

c)	result in undue financial loss to the Joint Venture.

Accordingly, except as required by law or as otherwise permitted pursuant to the terms of this Agreement, neither the University nor the Joint Venture will disclose the contents of this Agreement or the foregoing records other than,

d)	for the purpose of implementation or enforcement of the same; or

e)	a general statement on the parties to the Agreement, the amount being paid for the Research Project either party being entitled to publish this information.

17.
Each party shall indemnify and hold harmless the other party, its employees and agents from any and all claims, demands, actions and costs including solicitor/client costs, whatsoever that may arise, directly or indirectly, out of such indemnifying, party’s performance of this Agreement or that of the indemnifying, party’s employees or agents.

18.
The University hereby advises the Joint Venture that it has in effect a policy of general liability insurance which insures the University, members of its faculties, academic consultants, employees or any other persons while acting on behalf of the University within the scope of his duties, whether receiving compensation or not from the University. The University further advises the Joint Venture that the term “other persons” is interpreted by the brokers and insurers as including, any employee working on the research project.

The University shall secure and maintain, throughout the term of this Agreement:

a)	coverage against third party liability for bodily injury and property loss or damage;

b)	coverage for loss or damage of its own property,

c)
such workers’ compensation and/or employer’s liability insurance as may be required by the provisions of law or otherwise deemed reasonably necessary; in amounts sufficient to provide indemnification against any and all claims in respect of exposures noted.

19.
The University agrees to carry out the Research in accordance with high scientific and professional standards but does not promise success in achieving any desired result. The University gives no warranty of fitness for a particular purpose, or any other warranty, express or implied, on the results of the Research. The University shall not be liable for any direct, consequential, or any other damage suffered by the Joint Venture or others resulting from the use of the Research results or any invention, technology or product produced in the course of or using the results of the Research.

20.	The University represents that it does not have, nor will accept, any obligations inconsistent or incompatible with the obligations under this Agreement.

21.
The University shall not assign or subcontract the whole or any part of this Agreement without the Joint Venture’s prior written consent. Any subcontract made by the University with the consent of the Joint Venture shall incorporate by reference all the terms of this Agreement. The University agrees to guarantee the performance of any subcontractor used in performance of the contract services.

22.
No waiver by the Joint Venture of any breach by the University of any of the provisions of this Agreement shall be deemed a waiver of any preceding or succeeding breach of the same or any other provisions hereof No such waiver shall be effective unless in writing and then only to the extent expressly set forth in writing.

23.
This Agreement, including any appendices or supplements, constitutes the entire agreement between the University and the Joint Venture. No modification of this Agreement shall be effective unless in writing and signed by both parties. If any provision of this Agreement is invalid or unenforceable under any statute or rule of law, the provision is to that extent to be deemed omitted, and the remaining provisions shall not be affected in any way.

24.
Any notice required to be given or otherwise given pursuant to thus Agreement shall be in writing and shall be hand-delivered, mailed by certified mail, or sent by a recognized courier service, as follows:

If to the University:	If to the Joint Venture
Industry Liaison Office	Noustar Technologies Inc.
222 Campus Towers	58 Wilkin Road
8625 - 112 Street	Edmonton, Alberta
Edmonton, Alberta T6G 2E 1	T6M 2K4
Attn: Contracts Manager	Attn: Dr. Antoine Noujaim
and	and

Dr. L. Wiebe, Director,	Somagen Diagonostics Inc.
Noujaim Institute for	9703 - 45 Avenue
Pharmaceutical Oncology Research	Edmonton, Alberta T6E 5V8
CT Civil Elect	Attn: Roland Person
University of Alberta
Edmonton, Alberta T6G 2G7

IN WITNESS THEREOF, this Agreement is executed by the parties as of the date first written above.

University of Alberta	Noustar Technologies Inc.

Per: signed “S. Goss”	Per: signed “Antoine Noujaim
Industry Liaison Office	Dr. Antoine Noujaim, President

SOMAGEN DIAGNOSTICS INC.

Per: signed “Roland Person”
Roland Person, Vice President

signed “Antoine Noujaim”
Director, Noujaim Institute for Pharmaceutical Oncology Research

Dean, Faculty of Pharmacy & Pharmaceutical Science

signed “Gerry Miller”
Dr. Gerry Miller